Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

March 26, 2020

To		To
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Supplementary Report – Dismissal of Request for Court Certification of Derivative Claim Against Pelephone Communications Ltd.

Tel Aviv, Israel – April 6, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) hereby provides an update concerning the Company’s Immediate Report dated October 10, 2016 and the description in Section 3.16.1(h) of the Chapter on the Description of the Company's Business in the Company’s 2019 Annual Report.

The update concerns the request for certification of a derivative claim against the Company’s subsidiary Pelephone Communications Ltd. and another cellular company based on the claim that those companies do not allow their subscribers to fully utilize their packages for service for calls outside of Israel that the subscribers purchased in advance.

The Company hereby reports that the foregoing request for certification was dismissed by the Central-Lod District Court.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.